CERTIFICATE OF CORRECTION

OF

CERTIFICATE OF INCORPORATION

OF

ART WORLD INDUSTRIES, INC.

Pursuant to Section 103 (f) of Title 8 of the

Delaware Code of 1953, as Amended

The undersigned, being the sole incorporator of ART WORLD INDUSTRIES, INC. a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware,

DOES HEREBY CERTIFY:

First: That Article Fourth of the Certificate of  incorporation was set forth incorrectly. In order to correct Article Fourth it should read in its entirety  as follows:

Fourth: the total number of shares which the corporation is authorized to issue is Fifty Million (50,000,000) Common shares, each of which are to be $.001 par value.

IN WITNESS WHEREOF, we have hereunto set our respective Seals this 15th day of May, 1986.

/s/ Jody V. Crowley
Sole
Jody V. Crowley, Incorporator